Exhibit 12.1

THE CLEVELAND ELECTRIC ILLUMINATING COMPANY

CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,					Nine Months Ended September 30,
	2003	2004	2005	2006	2007	2007	2008
	(Dollars in thousands)					(Dollars in thousands)
EARNINGS AS DEFINED IN REGULATION S-K:
Income before extraordinary items	$197,033	$236,531	$231,058	$306,051	$276,412	$211,214	$217,811
Interest and other charges, before reduction for amounts capitalized and deferred	164,132	138,678	132,226	141,710	138,977	107,430	94,479
Provision for income taxes	131,285	138,856	153,014	188,662	163,363	131,525	107,082
Interest element of rentals charged to income (a)	49,761	49,375	47,643	45,955	29,829	28,013	1,379

Earnings as defined	$542,211	$563,440	$563,941	$682,378	$608,581	$478,182	$420,751
FIXED CHARGES AS DEFINED IN REGULATION S-K:
Interest before reduction for amounts capitalized and deferred	$159,632	$138,678	$132,226	$141,710	$138,977	$107,430	$94,479
Subsidiary's preferred stock dividend requirements	4,500	-	-	-	-	-	-
Interest element of rentals charged to income (a)	49,761	49,375	47,643	45,955	29,829	28,013	1,379

Fixed charges as defined	$213,893	$188,053	$179,869	$187,665	$168,806	$135,443	$95,858
CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES	2.53	3.00	3.14	3.64	3.61	3.53	4.39

 (a)  Includes the interest element of rentals where determinable plus 1/3 of rental expense where no readily defined interest element can be determined.